<EXHIBIT 4.2>

May 20, 2002

Roger M. Boissonneault

5 North Bridge Drive

Long Valley, NJ 07853

Dear Roger:

This letter is intended to clarify and amend the provisions of the May 4, 2000 agreement (the "Agreement") between yourself and Warner Chilcott, Inc. As you are aware, you are entitled to (i) participate in a bonus plan and (ii) pursuant to Section 3(f) of the Agreement, receive an annual cash bonus ("Target Bonus") in a target amount equal to 50% of your current Base Salary (as defined in the Agreement). Therefore, in the event that a Change in Control (as defined in the Agreement) occurs, it is the Company's intention that the compensation that you would receive pursuant to Section 4(d) of the Agreement include compensation relating to your Target Bonus.

Therefore, Section 4(d) of the Agreement is hereby amended as follows:

Delete the third sentence of Section 4(d) and replace it with the following sentence:

"Notwithstanding the foregoing, if such termination is following a Change in Control, Executive shall be entitled to receive an amount equal to his then current Base Salary for a period of eighteen (18) months payable in a lump sum plus a payment of 1.5 x Target Bonus (Target Bonus being defined as 50% of Executive's Base Salary)."

Please confirm your acceptance of the terms of this letter by signing and returning a copy of this letter.

Warner Chilcott, Inc.

By: _______________________

Name: Anthony Bruno

Title: Vice President and Secretary

Accepted and agreed to this 20th day of May, 2002.

Executive

By: _______________________

Name: Roger M. Boissonneault

The contract of service with Mr. Boissonneault further provides that should the contract be terminated pursuant to a change of control (as defined in the contract) the severance payment due to Mr. Boissonneault will be equal to his base salary, target bonus and benefits for a period of eighteen months.